Exhibit 99.1

Affimed N.V.

Unaudited consolidated interim statements of comprehensive loss

(in € thousand)

		For the three months ended		For the six months ended
		June 30		June 30
	Note	2024	2023	2024	2023
Revenue	3	154	1,390	309	5,900

Other income – net		56	717	233	1,127
Research and development expenses		(11,727)	(25,273)	(27,118)	(54,804)
General and administrative expenses		(4,036)	(6,276)	(8,512)	(13,126)

Operating loss	4	(15,553)	(29,442)	(35,088)	(60,903)

Finance income / (costs) – net	5	105	47	465	(472)

Loss before tax		(15,448)	(29,395)	(34,623)	(61,375)

Income taxes		(3)	0	(3)	(3)

Loss for the period		(15,451)	(29,395)	(34,626)	(61,378)

Total comprehensive loss		(15,451)	(29,395)	(34,626)	(61,378)

Basic and diluted loss per share in € per share (undiluted = diluted)		(1.01)	(1.97)	(2.28)	(4.11)

Weighted number of common shares outstanding		15,300,912	14,933,934	15,212,555	14,933,934

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

		June 30,	December 31,
	Note	2024	2023
		(unaudited)
ASSETS
Non-current assets
Intangible assets		18	25
Leasehold improvements and equipment		2,331	4,905
Right-of-use assets		5,638	8,039
		7,987	12,969
Current assets

Cash and cash equivalents		10,764	38,529
Investments	6	23,683	33,518
Other financial assets	7	878	851
Trade and other receivables	8	5,717	5,327
Inventories		0	463
Other assets and prepaid expenses	9	4,145	5,500
		45,187	84,188

TOTAL ASSETS		53,174	97,157

EQUITY AND LIABILITIES
Equity
Issued capital		1,568	1,500
Capital reserves		599,131	593,666
Fair value reserves		(1,231)	(1,231)
Accumulated deficit		(570,754)	(536,128)
Total equity	10	28,714	57,807

Non current liabilities

Borrowings	12	3,603	6,319
Contract liabilities	3	155	464
Lease liabilities		4,030	6,660
Total non-current liabilities		7,788	13,443

Current liabilities

Trade and other payables		9,171	18,916
Borrowings	12	5,833	5,833
Lease liabilities		1,049	539
Contract liabilities	3	619	619
Total current liabilities		16,672	25,907

TOTAL EQUITY AND LIABILITIES		53,174	97,157

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

		For the six months ended
		June 30
	Note	2024	2023
Cash flow from operating activities
Loss for the period		(34,626)	(61,378)
Adjustments for the period:
- Income taxes		3	3
- Depreciation and amortization		2,520	577
- Net gain on disposal of leasehold improvements and equipment		(24)	0
- Loss from write-down of inventories		456	0
- Share-based payments	11	1,472	7,389
- Finance income / (costs) – net	5	(465)	472
		(30,664)	(52,937)
Change in trade and other receivables		(391)	543
Change in inventories		7	(66)
Change in other assets and prepaid expenses		1,525	(5,473)
Change in trade, other payables, provisions and contract liabilities		(10,308)	(8,867)
		(39,831)	(66,800)
Interest received		155	924
Paid interest		(648)	(695)
Paid income tax		(3)	(3)
Net cash used in operating activities		(40,327)	(66,574)

Cash flow from investing activities
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets		(20)	(11)
Cash received from the sale of financial assets		10,857	0
Cash received from the sale of leasehold improvements and equipment		768	0
Net cash generated / (used) for investing activities		11,605	(11)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards		4,256	0
Transaction costs related to issue of common shares		(112)	0
Repayment of lease liabilities		(413)	(249)
Repayment of borrowings	12	(2,917)	(2,965)
Net cash generated / (used) for financing activities		814	(3,214)

Exchange-rate related changes of cash and cash equivalents		143	(431)
Net changes to cash and cash equivalents		(27,908)	(69,799)
Cash and cash equivalents at the beginning of the period		38,529	190,286
Cash and cash equivalents at the end of the period		10,764	120,056

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated interim statements of changes in equity for the year

(in € thousand)

		Issued	Capital	Fair Value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity

Balance as of January 1, 2023		1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards			7,389			7,389
Loss for the period					(61,378)	(61,378)

Balance as of June 30, 2023		1,493	590,232	(1,231)	(491,568)	98,926

Balance as of January 1, 2024		1,500	593,666	(1,231)	(536,128)	57,807

Issue of common shares	10	68	3,993			4,061
Equity-settled share-based payment awards	11		1,472			1,472
Loss for the period					(34,626)	(34,626)

Balance as of June 30, 2024		1,568	599,131	(1,231)	(570,754)	28,714

The notes are an integral part of these condensed consolidated interim financial statements.

1.     Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60673389.

The condensed consolidated interim financial statements are comprised of Affimed N.V. and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”). Previously the Group also included AbCheck s.r.o., Plzen, Czech Republic, however this wholly owned subsidiary was sold as of December 28, 2023.

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own development programs and strategic collaborations. The Group previously performed research services for third parties under service contracts at its former subsidiary, AbCheck.

In January 2024, Affimed announced a strategic restructuring which led to a reduction of its headcount by approximately 50% via the dissolution of its research and preclinical development departments. During the six months ended June 30, 2024, the Group incurred €1.6 million as termination expenses, with €1.5 million included in research and development expenses and €0.1 million included in general administrative expenses.

2.     Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The unaudited condensed consolidated interim financial statements (referred to as the “interim financial statements”) as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2023.

The interim financial statements were authorized for issuance by the Company’s Management Board on September 5, 2024.

Going concern

The interim financial statements have been prepared on the basis that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As a clinical-stage biopharmaceutical company, the Group has incurred operating losses since inception. As of June 30, 2024, the Group had an accumulated deficit of €570.8 million and total net equity of €28.7 million.

The Group expects it will incur operating losses for the foreseeable future due to, among other things, costs related to continued clinical programs and its administrative organization. Historically, Affimed has successfully financed its operations through collaborations, licensing, venture loans and equity issuances. Based on current operating and budget assumptions, management anticipates that the Group’s cash and cash equivalents and investments, together with anticipated proceeds from the ATM program and the sale of AbCheck, will finance the Group into the second half of 2025. In addition, management is pursuing various financing alternatives to meet the Group’s future cash requirements, including the issuance of equity to existing or new shareholders, payments from arrangements with strategic partners and other sources. Based on such operating and budget assumptions, management has concluded that the Group is able to continue as a going concern.

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive and highly regulated. In order to obtain necessary regulatory approval, we are required to conduct clinical studies for each of our product candidates and each of their indications. The Group’s clinical programs with acimtamig, AFM24 and AFM28 are still in the development stage. Any further development until market approval and successful financing is dependent on meaningful clinical trial results, among other factors. Achieving such results implies uncertainty, including relating to estimated costs for completing ongoing clinical programs, the timing for bringing such programs to market or for substantially partnering or out-licensing arrangements, among others. It is unknown when, if ever, material cash inflows may commence.

Based on the quality of the Group’s clinical data, management believes that it will be able to obtain financing for the implementation of the Group’s business strategy. If the Company is not able to raise sufficient capital when needed, Affimed could be forced to delay, reduce or eliminate the Company’s product development programs and the ability to continue as a going concern would be uncertain. Based on management’s going concern assessment, the interim financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

On March 8, 2024, the Company effected a 1-for-10 reverse stock split of its outstanding common shares. According to IAS 33.64, the Group has adjusted the weighted average number of ordinary shares and the loss per share (diluted/undiluted) retroactively for the for the three and six months ended June 30, 2023. In addition, all share and per share information (including such information related to share-based payments) have been retroactively adjusted (see note 11).

As of June 30, 2024, the Group has 2,669,787 options and warrants outstanding in connection with share-based payment programs (see note 11) and a loan agreement, which could potentially have a dilutive effect but were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive due to the net loss generated by the Group.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group’s accounting policies were the same as those that applied to the audited consolidated financial statements as of and for the year ended December 31, 2023 except for the following issue:

As of March 31 2024, the lease term for the property leased in Mannheim was reassessed (refer details provided in note 13). The lease term was reduced from 10 years to 5 years. The discount rate was adjusted to align with the revised lease term from 9.56% to 8.06%. The financial effect of this reassessment is an overall decrease in the consolidated depreciation and interest expense as shown below:

	Depreciation		Depreciation
	expense -		expense -
Impact of the estimation changes	previous	Change	revised
2024	825	331	1,156
2025	825	331	1,156
2026	825	331	1,156
2027 and thereafter	5,564	(3,539)	2,025
Total	8,039	(2,546)	5,493

	Interest		Interest
	expense		expense -
	- previous	Change	revised
2024	629	(304)	325
2025	577	(320)	257
2026	521	(338)	183
2027 and thereafter	1,756	(1,630)	126
Total	3,483	(2,592)	891

Functional and presentation currency

These interim financial statements are presented in euro. The functional currency of the Group’s subsidiaries is also the euro. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2023.

New standards and amendments to standards

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning on January 1, 2024 but none of the applied standards had a material effect on these interim financial statements.

The following forthcoming amendments to standards have not been applied in preparing these interim financial statements.

Standard/interpretation	Effective Date[1]

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027

IFRS 18 will have an effect on the presentation of the Group`s financial statements with the following key impacts:

-	Income and expenses will be classified into five categories including the new categories operation, investing and financing, therefore new subtotals will be introduced;
-	Enhanced principles of aggregation and disaggregation will lead to a different grouping of information and/or additional disclosures; and
-	Presentation options in the statements of cash flows will be eliminated leading to a reclassification of cash flows (e.g. interest received and interest paid).

The other amended standards are not expected to have a significant effect on the interim financial statements of the Group.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

●	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted);
●	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market; and
●	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The carrying amount of all trade and other receivables, other assets and prepaid expenses, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The Group recognizes transfers between levels of the fair value hierarchy as the date at which the change has occurred. There were no transfers between levels for the periods presented.

1 Shall apply for periods beginning on or after the date shown in the effective date column.

3.     Revenue

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc. (Genentech), headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed provided services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018. As of the end of 2022, Affimed had completed work on and/or handed over all product candidates for further investigation by Genentech.

The Group recognized €0.2 million and €0.3 million as revenue during the three and six months ended June 30, 2024 and 2023, respectively. The revenue recognized relates to a platform license. As of June 30, 2024, the Group held contract liabilities of €0.8 million (December 31, 2023: €1.1 million), which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Affivant Sciences GmbH (formerly Pharmavant 6 GmbH), a subsidiary of Roivant Sciences Ltd. (Roivant), announced a strategic collaboration agreement which granted Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. We entered into an agreement with Roivant providing for the reversion to Affimed of all clinical development and commercialization rights for AFM32, effective April 29, 2024.

The Group recognized €0 million as revenue during the three and six months ended June 30, 2024 (2023: €1.1 million and €5.4 million respectively). As of December 31, 2023, Affimed had completed all work on the product candidate and by March 31, 2024 all remaining funds not utilised for the research project had been refunded. As of December 31, 2023, the liability of €1.4 million with regard to the refund was included under trade and other payables (Contract liabilities as at December 31, 2023: €0).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	June 30, 2024	December 31, 2023

Receivables	0	0
Contract liabilities	774	1,083

An amount of €0.2 million and €0.3 million included in contract liabilities at the beginning of the period has been recognized as revenue during the three and six months ended June 30, 2024.

The remaining obligation as of June 30, 2024 is approximately €0.8 million and is expected to be recognized as revenue over the next 15 months.

Disaggregation of revenue

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Geographic information
Revenue:
Germany	0	0	0	0
USA	154	1,390	309	5,900
	154	1,390	309	5,900

Major service lines:
Collaboration revenue	154	1,215	309	5,671
Service revenue	0	175	0	229
	154	1,390	309	5,900

Timing on revenue recognition:
Point in time	0	0	0	0
Over time	154	1,390	309	5,900
	154	1,390	309	5,900

4.     Operating loss

In January 2024, Affimed announced a strategic restructuring which led to a reduction of its headcount by approximately 50% via the dissolution of its research and preclinical development departments. The Group incurred €1.6 million as termination expenses, with €1.5 million included in research and development expenses and €0.1 million included in general administrative expenses, to be offset by cost savings in 2024 achieved by a reduction in payroll, laboratory activities and related costs. Further, this restructuring resulted in the selling of laboratory equipment which led to an impairment of €1.6 million and an impairment of laboratory inventory of €0.5 million in the six months ended June 30, 2024.

In April 2023, Affimed had also conducted a reorganization of its operations to focus on the Group’s three clinical stage development programs. As a result, of that reorganization, the Group incurred a one-time expenditure for termination payments of €1.1 million during the three and six months ended June 30, 2023.

5.     Finance income and finance costs

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest Bootstrap Loan Agreement	(316)	(470)	(678)	(947)
Foreign exchange differences	163	121	506	(431)
Interest on Government treasury bonds	306	0	673	0
Other finance income/finance costs - net	(48)	396	(36)	906
	105	47	465	(472)

6.     Investments

As of June 30, 2024, the Group holds investments in Government treasury bonds of €23.7 million (December 31, 2023: €33.5 million). These bonds generated interest income for the three and six months ended June 30, 2024 of €0.3 million and €0.7 million, respectively (June 30, 2023: €0 million for the three and six month period) recognized in finance income/cost net. These investments are considered short-term as they all mature within a period of six months.

7.     Other financial assets

On December 28, 2023, the Group entered into an agreement regarding the sale of its wholly owned subsidiary AbCheck s.r.o. (‘AbCheck sale agreement‘) to Ampersand Biomedicines Inc (‘Ampersand’) for a gross purchase price of €5.8 million ($6.4 million), consisting of €4.9 million ($5.4 million) in cash to be paid in two tranches and €0.9 million ($1.0 million) to be paid by delivery of a variable number of Ampersand shares subject to certain adjustments and a holdback. The first cash tranche of €1.6 million ($1.8 million) was received in December 2023. An additional €0.2 million ($0.2 million) was received in April 2024 after certain accounts were finalized. The settlement of the balance of the purchase price (both cash and shares) is required once Ampersand has completed a financing round but no later than December 31, 2024. As of June 30, 2024 the portion to be settled by way of shares is included under other financial assets and amounts to €0.9 million ($0.9 million) (December 31, 2023: €0.9 million ($0.9 million)); the balance of the cash portion of €3.0 million (December 31, 2023: €3.1 million) is included under trade and other receivables.

8.     Trade and other receivables

The Group had no trade receivables as of June 30, 2024 (December 31, 2023: €0).

Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €1.5 million (December 31, 2023: €871) and the balance of the consideration of €3.0 million (December 31, 2023: €3.1 million) for the sale of AbCheck to Ampersand, refer note 7.

9.     Other assets and prepaid expenses

The other assets and prepaid expenses as of June 30, 2024 of €4.1 million (December 31, 2023: €5.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €2.1 million (December 31, 2023: €3.4 million) for services to be provided in respect of managing clinical trials, €0.5 million (December 31, 2023: €0.9 million) as a start-up fee for services associated with a clinical trial for the reservation of manufacturing capacity and the directors and officers’ liability insurance premium of €0.6 million (December 31, 2023: €0 million).

10.    Equity

The share and per share information presented in this note retrospectively reflects the effects of the reverse stock split effective March 8, 2024, which was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders on June 21, 2023.

At the annual general meeting, held on June 26, 2024, shareholders approved the increase of the authorized share capital to 75,000,000 shares, from 31,195,000 shares.

As of June 30, 2024, the share capital of €1,568 (December 31, 2022: €1,500) is comprised of 15,680,769 (December 31, 2023: 14,998,804) common shares with a par value of €0.10 per share.

In November 2021, we entered into a $100 million ATM program. As of December 31, 2023, 0.08 million common shares were sold, generating net proceeds of €1.8 million in the aggregate. For the three and six months ended June 30, 2024, an additional 0.5 million and 0.7 million common shares were sold under the ATM program, generating net proceeds of €2.9 million and €4.2 million in the aggregate.

11.    Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, certain members of the Company’s Supervisory Board, non-employee consultants and employees.

The share and per share information presented in this note retrospectively reflects the effects of the reverse stock split which was effective March 8, 2024.

Share-based payments with service conditions

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted nil and 570,250 awards for the three and six months ended June 30, 2024 to employees, members of the Management Board, members of the Supervisory Board and consultants. Fair value of the awards at grant date for the six months ended June 30, 2024, amounts to €2.3 million ($2.4 million).

14,138 and 92,976 ESOP 2014 awards were cancelled or forfeited due to termination of employment during the three and six months ended June 30, 2024 (June 30, 2023: 21,772 and 36,854).

As of June 30, 2024, 2,659,162 ESOP 2014 options were outstanding (December 31, 2023: 2,181,888), and 1,690,717 awards had vested (December 31, 2023: 1,240,852). The options outstanding as of June 30, 2024, had an exercise price in the range of $3.50 to $134.70, a weighted average remaining contractual life of 7.4 years (December 31, 2023: 7.3 years) and a weighted average exercise price of $29.56 (December 31, 2023: $35.7).

Share-based payments with market conditions

During 2022, the Company issued 282,500 options with market-based performance conditions to members of the Management Board and employees. As of June 30, 2024, all of these options had been forfeited.

Fair value of the awards at grant date in 2022 amounted to €2.9 million ($3.2 million) and the contractual lifetime of the options was two years. Any unvested awards on the date that is two years following the grant date would lapse, accordingly these are now all lapsed.

Share-based payment expense

For the three and six months ended June 30, 2024, compensation expense of €683 and €1,472 was recognized affecting research and development expenses (€0.3 million and €0.6 million) and general and administrative expenses (€0.4 million and €0.9 million). In the three and six months ended June 30, 2023, compensation expense of €3,231 and €7,389 was recognized affecting research and development expenses (€1,709 and €4,022) and general and administrative expenses (€1,523 and €3,368).

Fair value measurement

The fair value of options with service conditions granted in the six months ended June 30, 2024 and 2023, respectively, was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model are as follows (weighted average):

	June 30, 2024	June 30, 2023
Fair value at grant date	$4.3	$7.9
Share price at grant date	$5.8	$10.5
Exercise price	$5.8	$10.5
Expected volatility	82%	90%
Expected life	5.88	5.86
Expected dividends	0.00	0.00
Risk-free interest rate	4.14%	3.95%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the grant date.

12.    Borrowings

Bootstrap Europe

In January 2021, the Group entered into a loan agreement with Bootstrap Europe (formerly Silicon Valley Bank German Branch (“SVB”)) which provided Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. The third tranche of €7.5 million expired undrawn at the end of 2022. Pursuant to the terms of the agreement, the loan bears interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%. Affimed was entitled to make interest only payments through December 1, 2022. The loan will mature at the end of November 2025. As of June 30, 2024, the fair value of the liability did not differ significantly from its carrying amount (€9.4 million).

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiary, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the interim financial statements.

UniCredit Leasing CZ

In April 2019, the Group (through its previously held subsidiary AbCheck s.r.o.) entered into a loan agreement with UniCredit Leasing CZ for €562. In the course of the sale of AbCheck, the loan was derecognized as of December 28, 2023.

13.    Lease liabilities

As part of the original property lease agreement in Mannheim, additional office space has been made available to the Group and occupation was taken on January 1, 2024. This has resulted in an addition to the right-of-use asset of €0.8 million, and a corresponding increase to the lease liabilities.

The lease term for the property leased in Mannheim has been reassessed considering current events following the restructure relating to exploring financing options and discussions held with the landlord and potential sub lessees. As a result, the Group had concluded that it is highly likely that the Group will opt to exercise the early termination option of the lease and therefore terminate the lease after 5 years, reduced from the original 10 years. Together with the reduction in lease term the discount rate used has also been reviewed and reduced from 9.56% to 8.06% for 2024. The lease liability and right-of-use asset has been adjusted to take these changes into account.

14.    Related parties

The supervisory board directors of Affimed N.V. received compensation in the amounts of €121 and €238 (€114 and €238) for their services on the Supervisory Board in the three and six months ended June 30, 2024 (2023). Members of the Management Board received compensation in the amounts of €505 and €1,098 (€972 and €1,916) for their services on the Management Board in the three and six months ended June 30, 2024 (2023).

The Company recognized share-based payment expenses of €37 and €85 (€83 and €195) for supervisory directors and €370 and €417 (€1,317 and €2,954) for managing directors in the three and six months ended June 30, 2024 (2023).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement:

	Outstanding balances
	June 30, 2024	December 31, 2023
Thomas Hecht	23	21
Mathieu Simon*	7	8
Ulrich Grau*	19	18
Bernhard Ehmer	17	15
Annalisa Jenkins	12	11
Uta Kemmerich-Keil*	19	16
Constanze Ulmer-Eilfort	17	16

* No longer Supervisory Board members, effective June 26, 2024